FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of .... **September** **2002**

YPF SOCIEDAD ANÓNIMA

....

(Translation of registrant's name into English)

YPF SOCIEDAD ANÓNIMA
Av. Pte. R.S. Peña 777 - 8° Piso
1364 Buenos Aires, Argentina

....

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ......X........ Form 40-F....................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes......................... No.........X...............

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

YPF

Buenos Aires, September 9, 2002

Mr. Alex Ibrahim
Director International
New York Stock Exchange
20 Broad Street, 13th Floor
New York, N.Y. 10011

Re: Appointment of new audit firm

Dear Sirs:

We hereby inform you that YPF Board of Directors, pursuant to a resolution approved by the Annual Shareholders' Meeting, appointed Deloitte & Co S.R.L, one of the integrated firms with Deloitte Touche Tohmatsu, as the new principal independent auditors to examine YPF's financial statements as from June 30, 2002.

The designation of Deloitte & Co S.R.L as YPF's principal independent auditors, reflects the appointment of Deloitte España SL as independent auditors of its parent company Repsol YPF. The appointment by Repsol YPF was made after Repsol YPF's independent auditors in Spain, a former member firm of Arthur Andersen became an integrated firm with Deloitte Touche Tohmatsu. YPF's former auditors in Argentina, Pistrelli Diaz y Asociados, also former member of Arthur Andersen in Argentina, merged with Ernst & Young on June 1, 2002.

Very truly yours

Alejandro Quiroga
Director of Legal Affairs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF SOCIEDAD ANÓNIMA
....
(Registrant)

September 9, 2002

Date ....

By..

Alejandro Quiroga
Director of Legal Affairs